Post Office Box 1227 Mount Airy, North Carolina 27030 Telephone: (336) 783-3900 Fax: (336) 789-7868 Email: surreybank@surreybank.com

October 15, 2008

John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Nolan:

On July 30, 2008, Surrey Bancorp (File No. 000-50313) amended its Form 10-K based on the review of its SEC filings and your comment letter to Surrey Bancorp dated July 18, 2008. Our response was submitted and we received your letter dated July 31, 2008, stating that the SEC had completed its review of the Form 10-K and related filings. The letter stated that your department had no further comments at that time.

On September 19, 2008, we received a call from the SEC reassessing our response. The original comments received from your office on July 18, 2008, and our response was as follows:

Forms 10-K filed on March 27, 2008

Item 9A. Controls and Procedures

Comment 1: It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. It appears you are required to report on your management’s assessment of internal control over financial reporting.

Response: The management of Surrey Bancorp did perform an assessment of its internal control over financial reporting as of December 31, 2007. However, managements’ report on internal control over financial reporting was inadvertently omitted from Item 9A. of the Form 10-K. Please find attached an amended Item 9A., including managements’ report on internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and our assessment and conclusion as to the effectiveness of the Company’s internal control over financial reporting, as required by Item 308T(a) of Regulation S-K.

Comment 2. Please revise your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b) (31) of Regulation S-K to include the introductory language of paragraph 4(b) of Item 601(b) (31) of Regulation S-K.

Response: Please find attached the amended Principal Executive Officer and Principal Financial Officer certifications under Item 601(b) (31). These amendments do not include item 3, which refers to financial information not included in this amendment.

Our amended 10-K included Management’s Annual Report on Internal Control over Financial Reporting and our conclusion that disclosure controls and procedures and internal control over financial reporting were effective.

Based on further assessment and guidance from the SEC, we are filing Amendment 2 to Form 10-K. Our failure to include this report in our original filing has resulted in management revising its conclusion to be that, as of December 31, 2007, Surrey Bancorp’s disclosure controls and procedures over financial reporting were not effective.

Please note that our correspondence to you dated October 9, 2008, incorrectly stated that our internal controls over financial reporting were not effective. We used inappropriate language in distinguishing between internal controls over financial reporting and disclosure controls and procedures. This correspondence supersedes the correspondence of October 9, 2008.

Please find attached the revised amended Item 9A., including Managements’ Report on Internal Control over Financial Reporting, as required by Exchange Act Rules 13a-15 and 15d-15 and our assessment and conclusion as to the effectiveness of the Company’s internal control over financial reporting, as required by Item 308T(a) of Regulation S-K.

We hope this information adequately addresses the issues raised. If you are in need of additional information, please call me at 336-783-3901.

Surrey Bancorp

By:	/s/ Edward C. Ashby, III
President and CEO

By:	/s/ Mark H. Towe
Sr. Vice President and CFO

FORM 10-K, ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer initially concluded that the design and operation of these disclosure controls and procedures were effective. Based on the subsequent review of our 10-K filing, which failed to include Management’s Annual Report on Internal Control over Financial Reporting, management is revising its conclusion to be that, as of December 31, 2007, Surrey Bancorp’s disclosure controls and procedures were not effective. We continue to evaluate our internal controls each year.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goal under every potential condition, regardless of how remote. In addition, the operation of any system of controls and procedures is dependent upon the employees responsible for executing it. While we have put in place corrective measures to improve the effectiveness of our disclosure controls and procedures, there can be no assurance that they will succeed in every instance to achieve their objective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations in any internal control, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may decline.

Management conducted an evaluation of the effectiveness of our system of internal control over financial reporting as of December 31, 2007, based on the framework set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of December 31, 2007, Surrey Bancorp’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were not any changes in the Company’s internal controls over financial reporting during the fourth fiscal quarter of the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

Pursuant to Rule 13a-14(d)/15d-14(d)

I, Edward C, Ashby, III, certify that:

(1)	I have reviewed this annual report on Form 10-K of Surrey Bancorp, a North Carolina company (the “registrant”);

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October , 2008	/s/ Edward C. Ashby, III
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

Pursuant to Rule 13a-14(d)/15d-14(d)

I, Mark H. Towe, certify that:

(1)	I have reviewed this annual report on Form 10-K of Surrey Bancorp, a North Carolina company (the “registrant”);

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October , 2008	/s/ Mark H. Towe
Chief Financial Officer